UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 4, 2019

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In the Matter of

The Michael Nolin Group, Inc.	**ORDER DECLARING OFFERING**
212 E. Hillsboro Blvd., Suite 1661	**STATEMENT ABANDONED UNDER THE**
Deerfield Beach, FL 33441	**SECURITIES ACT OF 1933, AS AMENDED**

File No. 024-10798

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      The Michael Nolin Group, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on June 4, 2019.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary